Exhibit 1

RECENT DEVELOPMENTS

The information included in this section supplements the information about Brazil contained in Brazil’s 2023 Annual Report, as amended. To the extent the information in this section is inconsistent with the information contained in the 2023 Annual Report, the information in this section replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the 2023 Annual Report.

THE FEDERATIVE REPUBLIC OF BRAZIL

Political Developments

U.S. Trade Tariffs

On March 12, 2025, the United States government imposed a 25% tariff on imports of iron, steel and aluminum, revoking tariff exemptions previously granted to major suppliers, including Brazil. In 2024, Brazilian exports of these products to the U.S. accounted for only 1.9% of Brazil’s total export value but represented approximately 40.8% of the country’s total exports of iron, steel, and aluminum.

In an official joint statement issued on March 12, 2025, Brazil’s Ministry of Development, Industry, Trade and Services (MDIC) and the Ministry of Foreign Affairs (MRE) expressed regret over the U.S. decision to impose a 25% tariff on metallurgical imports and reaffirmed the Brazilian government’s commitment to defending the interests of national producers. In coordination with the private sector, the government announced it would engage in dialogue with U.S. authorities and consider all appropriate trade policy instruments – including multilateral mechanisms such as the World Trade Organization (WTO) – to mitigate the negative impacts of the tariff and safeguard Brazil’s legitimate rights under international trade agreements.

On April 2, 2025, the U.S. government also announced that it would impose a 10% baseline tariff on all imports, including Brazilian products. In a second joint statement on April 3, 2025, the Brazilian government reiterated its concern over the adoption of unilateral measures incompatible with multilateral trade rules. Although the U.S. claimed in its April 2 announcement that the tariffs were a reciprocal measure, Brazil’s April 3 statement underscored that the tariff is not a measure of reciprocity. In 2024, the U.S. registered a US$7 billion trade surplus in goods with Brazil, which rises to US$28.6 billion when including services – its third-largest bilateral trade surplus globally. Over the past 15 years, this cumulative surplus has reached approximately US$410 billion.

In its second statement, the Brazilian government reaffirmed its intention to defend the legitimate interests of national producers and exporters, and to seek, in consultation with the private sector, all appropriate avenues under international trade law to counter the harmful effects of the U.S. measures, including possible action within the WTO.

On May 28, 2025, the U.S. Court of International Trade ruled that the Trump administration exceeded its authority in issuing the 10% baseline tariff and effectively mandated the termination of the baseline tariff. The decision did not address the 25% tariff on iron, steel and aluminum. An appeal was immediately filed by the Trump administration in the U.S. Court of Appeals for the Federal Circuit, which granted an administrative stay temporarily maintaining the 10% baseline tariff. On August 29, 2025, the U.S. Court of Appeals for the Federal Circuit issued a decision affirming the prior decision of the U.S. Court of International Trade. In a separate order on the same day, the appellate court granted a stay which maintains the 10% baseline tariffs through October 14, 2025, giving the Trump administration time to request an appeal of the appellate court’s decision to the U.S. Supreme Court.

On May 30, 2025, President Trump announced that he would double the tariff on metallurgical imports from 25% to 50%. President Trump posted on social media that the tariffs would go into effect on June 4, 2025, and signed an executive order to that effect on June 3, 2025.

On July 30, 2025, the U.S. government issued an Executive Order imposing a 50% tariff on selected Brazilian exports. However, 44.6% of Brazil’s exports to the U.S. were excluded from this measure, including key products such as aircraft, pulp, orange juice, oil, and iron ore.

According to preliminary data from the Foreign Trade Secretariat of the Ministry of Development, Industry, Trade and Services (SECEX/MDIC), 35.9% of Brazilian exports to the U.S. are subject to the new 50% tariff, while 44.6% are exempt from the increased tariff (without prejudice to the 10% baseline tariff which remains applicable). The exports now subject to the 50% tariff amounted to US$14.5 billion in 2024, while the exports now subject to the 10% baseline tariff amounted to US$18 billion in 2024.

Additionally, the July 30 Executive Order provided a grace period for the increased tariffs. Goods shipped from Brazil within seven days from the date in which the order was issued were not subject to the increased tariffs so long as they meet the conditions specified in the order.

On August 6, 2025, the Brazilian government, through the MDIC and the MRE, formally requested consultations with the United States under the WTO Dispute Settlement System.

The request challenges the tariffs imposed by the United States pursuant to the two Executive Orders issued on April 2 and July 30, which result in tariffs of up to 50% on a broad range of Brazilian exports. Brazil argues that these actions violate key commitments assumed by the United States within the WTO, particularly the most-favored-nation principle and the agreed ceiling for tariffs. The consultations represent the initial step in the WTO dispute resolution process, and the Brazilian government reaffirmed its willingness to negotiate and expects that the consultations will contribute to a constructive resolution.

On August 13, 2025, the Brazilian government launched the Sovereign Brazil Plan through Provisional Measure No. 1,309/2025, an initial set of measures aiming to mitigate the economic impact of the import tariffs announced by the U.S. government. The plan consists of actions divided into three categories: strengthening the productive sector; protecting workers; and promoting commercial diplomacy and multilateralism.

These measures include allocating R$30 billion from the Export Guarantee Fund (FGE) for affordable credit, expanding export lines of credit, prolonging the suspension of taxes for exporting companies, increasing federal tax refund percentages via Reintegra (a tax rebate program for exporters), and facilitating food purchases by public entities.

Since July 14, 2025, when it was established, the Interministerial Committee for Economic and Trade Negotiations and Countermeasures (Comitê Interministerial de Negociações e Contramedidas Econômicas e Comerciais), coordinated by Vice President and Minister Geraldo Alckmin, has engaged in direct dialogue with the productive sector. Thirty-nine meetings have been held with approximately 400 representatives of companies and/or private entities, industry federations, governors, and sectors such as manufacturing, agriculture, technology, mining, big tech, healthcare, food, footwear, furniture, among others, as well as U.S. companies.

New Brazil-China Agreements

On May 13, 2025, Brazil and China signed 20 agreements following a four-day visit by President Lula to Beijing. The deals included three agreements that secured Brazilian producers’ access to five new agricultural markets in China by authorizing Brazilian exports of duck meat, turkey meat, chicken offal, corn ethanol byproducts and peanut meat into China. These three agreements also included significant advances in sanitary and phytosanitary cooperation between the two countries. Other agreements focused on increased technological cooperation between the two countries and stressed both countries’ commitment to a cooperative and multipolar world.

On August 11, 2025, the Minister of Integration and Regional Development, Waldez Góes, and the Vice Minister of the National Development and Reform Commission of the People’s Republic of China, Wang Changlin, signed a Memorandum of Understanding establishing new grounds for the exchange of experiences and cooperation in regional development policies between the two countries.

Investigations into Antidemocratic Acts

On January 8, 2023, demonstrators invaded the Planalto Presidential Palace, the National Congress and the Federal Supreme Court (Supremo Tribunal Federal or STF, for its acronym in Portuguese) in Brasilia, the capital of Brazil, protesting the defeat of then-president Jair Bolsonaro in the 2022 Brazilian general election and the inauguration of his successor Luiz Inácio Lula da Silva. Police managed to regain control of the buildings and subdue the rioters three hours later.

On September 13, 2023, the STF began to try defendants who were criminally charged for their alleged involvement in the events of January 8, 2023. The STF analyzes and judges each criminal offense individually based on the charges presented by the Prosecutor General’s Office (Procuradoria-Geral da República or PGR, for its acronym in Portuguese). As of August 13, 2025, 1,190 people have been tried, convicted and sentenced to up to 17 years of imprisonment in the cases involving the most serious crimes.

“Operation Counter-Coup”

On November 19, 2024, the Federal Police conducted “Operation Counter-Coup” (Operação Contragolpe), aimed at dismantling the criminal organization responsible for planning a coup d’état to prevent the elected government from taking office following the 2022 election. The Federal Police indicted 34 people, amongst them former president Jair Bolsonaro, as well as various former high-ranking officials from his administration.

On February 18, 2025, the Prosecutor General’s Office filed charges before the STF against former President Jair Bolsonaro and 33 others for alleged crimes including attempted coup d’état, violent abolition of the democratic rule of law, and criminal organization.

High-ranking military officials were also charged for their role in the alleged attempted coup d’état, including Walter Braga Netto, former Minister of the Civil House and Defense, and Mauro Cid, former presidential aide.

On March 26, 2025, the STF unanimously accepted the charges and formally indicted Jair Bolsonaro and seven others. They now stand trial before the STF for the crimes of armed criminal organization, attempted violent abolition of the democratic rule of law, coup d’état, aggravated damage by violence and threat, and damage to protected public property. With the opening of criminal proceedings, the defendants were entitled to present witnesses and request additional evidence during the evidentiary phase. Between May 19 and June 2, 2025, the STF heard 52 witnesses. Witness hearings were concluded on June 2, 2025 and the presiding Justice, Alexandre de Moraes, scheduled defendant examinations to begin on June 9, 2025. The defendants’ examinations were concluded on June 10, 2025, and the trial by STF’s First Panel (Primeira Turma) is scheduled to start on September 2, 2025, with four additional sessions scheduled, to end on September 12, 2025. Under STF precedent, pronouncement of any prison sentence would occur only after the final judgment, once all appeals have been exhausted.

On May 26, 2025, STF Justice Alexandre de Moraes authorized an inquiry into federal congressman Eduardo Bolsonaro, the son of former president Jair Bolsonaro, for alleged crimes of coercion during legal proceedings, obstruction of investigations involving a criminal organization, and attempted violent abolition of the democratic rule of law. The investigation was prompted by the Prosecutor General’s Office, which cited Eduardo Bolsonaro’s public statements and social media posts advocating for the U.S. government to impose sanctions on STF justices and members of the Prosecutor General’s Office and the Federal Police, actions perceived as attempts to intimidate and interfere with ongoing legal processes. The inquiry also investigates whether the financial support provided by former president Jair Bolsonaro to his son during his stay in the U.S. could be evidence that Eduardo Bolsonaro’s advocacy was to influence legal processes to benefit his father.

On July 18, 2025, following a request from the Federal Police, supported by the Prosecutor General’s Office, Justice Alexandre de Moraes ordered precautionary measures against former president Jair Bolsonaro, citing evidence that he and his son, Eduardo Bolsonaro, engaged in efforts to persuade foreign governments – particularly the United States government – to impose sanctions on Brazilian officials, with the alleged purpose of obstructing justice and coercing the STF. The precautionary measures included: house arrest during nighttime and weekends; electronic ankle monitoring; prohibition from contacting foreign diplomats or approaching embassies and consulates; and a ban on using social media, whether directly or through third parties. Justice Alexandre de Moraes also ordered the Federal Police to seize all mobile phones, computers, tablets, and storage devices in possession of Jair Bolsonaro.

On August 4, 2025, due to the violation of precautionary measures previously imposed by the STF (namely, the ban on using social media), Justice Alexandre de Moraes ordered full-time house arrest for former president Jair Bolsonaro and prohibited him from using mobile phones, whether directly or through third parties, without prejudice to the other precautionary measures previously imposed. Additionally, Jair Bolsonaro has been prohibited from receiving visitors, except duly appointed lawyers and individuals pre-approved by the STF.

On August 20, 2025, the Federal Police announced the indictment of former president Jair Bolsonaro and his son, Eduardo Bolsonaro, for alleged crimes of coercion during legal proceedings and attempted abolition of the democratic rule of law. The indictment was filed after the Federal Police concluded its investigation into Eduardo Bolsonaro’s engagement with the administration of U.S. President Donald Trump to advocate for retaliatory measures against the Brazilian government and STF justices.

U.S. Sanctions

On July 18, 2025, the U.S. Department of State announced visa revocations for STF Justice Alexandre de Moraes, and other STF justices associated with Justice Alexandre de Moraes, as well as their immediate family members.

On July 30, 2025, the U.S. Department of the Treasury imposed sanctions on STF Justice Alexandre de Moraes, accusing him of using his position to authorize arbitrary detentions and suppress free speech. These sanctions were enacted under the Global Magnitsky Human Rights Accountability Act, blocking his assets in the U.S. or in the possession or control of U.S. persons. All transactions by U.S. persons or within (or transiting) the United States that involve any property or interests in property of Justice Alexandre de Moraes were also prohibited.

On August 13, 2025, the U.S. Department of State revoked the visas of Mozart Julio Tabosa Sales, Secretary of Specialized Health Care at the Ministry of Health, and Alberto Kleiman, a former foreign affairs advisor at the Ministry of Health, due to their involvement in the implementation of the Mais Médicos program. On August 15, 2025, the visa revocation was extended to the Minister of Health, Alexandre Padilha, and his family members.

Federal Supreme Court

On August 13, 2025, Edson Fachin was elected Chief Justice of the STF, and Alexandre de Moraes was elected as Deputy Chief Justice. They are scheduled to assume such offices on September 29, 2025, each for a two-year term.

On August 18, 2025, STF Justice Flávio Dino issued a ruling in the context of a constitutional challenge (Arguição de Descumprimento de Preceito Fundamental or ADPF, for its acronym in Portuguese) filed by Instituto Brasileiro de Mineração (Ibram) in connection with claims made by municipalities in foreign jurisdictions seeking indemnification for damages suffered in Brazil. In his ruling, Justice Dino suspended the effectiveness of judicial decisions, laws, decrees and executive order from foreign governments in Brazil unless they have been homologated or otherwise recognized under Brazilian law. Justice Dino also determined that the Central Bank and the Federation of Brazilian Banks (Federação Brasileira de Bancos or Febraban, for its acronym in Portuguese), among other associations representing entities of the Brazilian financial system, should be notified to comply with his ruling.

Legislative Reforms

Tax Reform

On December 20, 2023, President Lula enacted Constitutional Amendment No. 132/2023, which had been approved by the National Congress. Amendment 132 reforms taxes on consumption, replacing indirect taxes on goods and services for value-added taxes. However, Amendment 132 requires complementary legislation to regulate the new forms of taxation contemplated by the amendment.

On April 25, 2024, the Federal Government submitted Bill No. 68/2024, regulating aspects of the previously adopted tax reform Amendment 132, to the National Congress for consideration. The bill provides for a “cashback” or rebate mechanism for low-income families on certain goods and services such as cooking gas, electricity and water. The bill also provides for a “split payment” system, which electronically splits tax payments relating to transactions by recipient. On July 10, 2024, the bill was approved by the Lower House and further remitted to the Senate for consideration. The Senate then approved the bill on December 12, 2024, with some changes. In light of the Senate modifications, the bill had to return to the Lower House, where it was approved on December 17, 2024. On January 16, 2025, President Lula enacted the bill as Complementary Law No. 214/2025.

On June 5, 2024, the Federal Government submitted Bill No. 108/2024 – the second complementary law regulating aspects of the tax reform – to the National Congress. The bill establishes the IBS Steering Committee (Comitê Gestor do Imposto sobre Bens e Serviços or CG-IBS, for its acronym in Portuguese), and sets out rules for its administrative procedures, as well as for the collection and distribution of the Tax on Goods and Services (Imposto sobre Bens e Serviços or IBS, for its acronym in Portuguese) and the transition to the new tax system.

On October 20, 2024, the bill was approved by the Lower House and remitted to the Senate. As of August 2025, the Senate’s Constitution, Justice and Citizenship Committee (Comissão de Constituição, Justiça e Cidadania or CCJ, for its acronym in Portuguese) has conducted public hearings on the proposal and amendments to the bill were proposed. The rapporteur, Senator Eduardo Braga, has expressed his intention to enable a vote in the Senate’s Constitution, Justice and Citizenship Committee in the beginning of September.

On March 18, 2025, the Federal Government submitted Bill No. 1,087/2025 to the National Congress, proposing an increase in the monthly income tax exemption threshold to R$5,000 starting in 2026. To offset the estimated annual revenue loss of R$25.8 billion, the bill introduces a minimum tax rate for individuals earning over R$600,000 per year, with minimum rates increasing from 2.54% to up to 10% for those whose income is above R$1.2 million. Additionally, the government has proposed amendments to the 2025 Budget Guidelines Law (LDO) to allow the income tax exemption to become permanent, as current legislation limits such benefits to a five-year period.

On July 16, 2025, the bill was approved in a special committee in the Lower House, following the report presented by congressman Arthur Lira (PP-AL), which raised the threshold for a partial tax reduction, from the initially proposed R$7,000 to R$7,350.

On August 21, 2025, the Lower House approved an urgency regime for the bill. The President of the Lower House, Hugo Motta (Republicanos-PB), announced that the draft prepared by Arthur Lira (PP-AL) will be discussed on the Lower House floor on a date to be determined with party leaders.

Other Legislation

On June 19, 2024, the Senate’s Constitution, Justice and Citizenship Committee approved Bill No. 2,234/2022, which would authorize the operation of casinos and legalizes gambling in Brazil. On July 8, 2025, Senate President Davi Alcolumbre withdrew the bill from the Senate’s agenda. As of August 2025, the bill remains pending a full Senate vote, which has not yet been scheduled.

On March 12, 2025, the Federal Government issued Provisional Measure (Medida Provisória or MPV, for its acronym in Portuguese) No. 1,292 establishing the Crédito do Trabalhador (Workers’ Credit) program. This initiative expands access to payroll-deductible loans (crédito consignado) to private-sector employees, including domestic workers, rural laborers, and employees of micro-entrepreneurs (Microempreendedor Individual or MEIs, for its acronym in Portuguese), who were previously excluded from such credit lines. The program allows these workers to obtain loans with lower interest rates by using up to 10% of their Severance Indemnity Fund (Fundo de Garantia do Tempo de Serviço or FGTS, for its acronym in Portuguese) balance and 100% of the severance fine paid to workers upon dismissal as collateral. Loan operations commenced on March 21, 2025, through the Digital Work Card (Carteira de Trabalho Digital) application, enabling workers to receive and compare loan offers from participating financial institutions within 24 hours. Repayment installments are deducted directly from the worker’s paycheck via the e-Social system, with a maximum of 35% of the monthly salary allocated for loan repayment.

Provisional Measure No. 1,292 was approved by the Lower House on June 25, 2025, and by the Senate on July 2, 2025. On July 25, 2025, President Lula enacted the provisional measure as Law No. 15,179/2025.

On April 23, 2025, President Lula submitted the Constitutional Amendment Bill (Proposta de Emenda Constitucional or PEC, for its acronym in Portuguese) on Public Security to the National Congress. The bill seeks to grant constitutional status to the Unified Public Security System (Sistema Único de Segurança Pública or SUSP, for its acronym in Portuguese), which was originally established in 2018 through ordinary legislation. The SUSP strengthens the role of the Federal Government in combating organized crime by, for example, enabling the Federal Government to establish general guidelines for public safety, including regarding the penitentiary system, and creates national funds for public safety. The amendment aims to strengthen the role of the state in combating organized crime and ensure a more integrated, coordinated, and permanent public security policy.

On July 15, 2025, the Constitutional Amendment Bill on Public Security was approved by the Lower House’s Constitution, Justice and Citizenship Committee (Comissão de Constituição, Justiça e Cidadania or CCJ, for its acronym in Portuguese). The bill will now be discussed by a special committee before being remitted to the Lower House floor.

Foreign Affairs, International Organizations, and International Economic Cooperation

Brazil is a member of several organizations, including the Group of Twenty (the “G-20”), Mercosur and the BRICS. Brazil held the presidency of the G20 from December 2023 to November 2024, and it hosted the G-20 Summit on November 18 and 19, 2024, in Rio de Janeiro. The final declaration of the G-20 Leaders’ Summit reaffirms the member countries’ commitment to the main guidelines of the Paris Agreement, while also emphasizing the need for enhanced international collaboration and support to increase public and private climate finance and investment. During the Summit, the Global Alliance against Hunger and Poverty was launched, at the initiative of the Federal Government.

On December 12, 2024, the Brazilian government announced the conclusion of negotiations for the Mercosur–European Union Association Agreement. The final agreement reflects commitments to sustainable development, fair labor practices, and increased commerce between the two blocks. The agreement includes the eventual elimination of tariffs on the automotive sector over a period of 30 years, the removal of certain environmental barriers to trade, the creation of multi-lateral labor and environmental regimes, and initiatives to increase the production of sustainable products, particularly aimed at small producers, cooperatives and indigenous communities. The next steps include legal revision, translation into all official languages of the parties, formal signature, internal approval processes – including Congressional approval in Brazil – ratification, and eventual entry into force. The agreement allows for bilateral implementation, meaning it can take effect between the EU and any individual Mercosur country once both parties complete ratification. In June 7, 2025, President Lula expressed his intention to sign the Mercosur–European Union Association Agreement in the second half of 2025.

On July 2, 2025, the Mercosur and the European Free Trade Association (EFTA), which is composed by Switzerland, Norway, Iceland, and Liechtenstein, announced the conclusion of negotiations for a Free Trade Agreement between the two blocs during the 66th Mercosur Summit in Buenos Aires, Argentina.

On January 1, 2025, Brazil assumed the rotating presidency of the BRICS. On January 6, 2025, Indonesia officially joined the BRICS as a full member. On January 17, 2025, Brazil, as the BRICS’ president, released a Conceptual Note (Nota Conceitual) outlining its priorities for the bloc. The document emphasized Brazil’s commitment to advancing initiatives that facilitate trade among BRICS nations using local currencies, aiming to reduce dependency on the U.S. dollar.

On February 13, 2025, U.S. President Donald Trump stated that BRICS member countries could face 100% tariffs if they pursued alternatives to the U.S. dollar for trade settlements.

On February 18, 2025, Brazil’s National Energy Policy Council (Conselho Nacional de Política Energética or CNPE, for its acronym in Portuguese) approved Resolution No. 5/2025, endorsing the country’s participation in three strategic international energy forums: the International Energy Agency (IEA) and the International Renewable Energy Agency (IRENA), in which Brazil would participate as a member state, and the Cooperation Charter between Oil Producing Countries (CoC), in which Brazil would be a participating country. This engagement aims to strengthen Brazil’s role in global energy transition discussions, enhance energy security planning, and promote sustainable practices aligned with the National Energy Plan 2050 and the country’s updated Nationally Determined Contribution (NDC). The Ministry of Mines and Energy, in collaboration with the MRE, will oversee the formal accession processes.

On July 29, 2025, the Minister of Foreign Affairs Mauro Vieira and the Minister of Mines and Energy Alexandre Silveira formalized, in a letter to the Director General of the International Energy Agency (IEA), the Brazilian government’s decision to begin procedures for Brazil’s accession to the agency as a full member. The official request followed the approval of Resolution No. 5/2025 by the National Energy Policy Council, which declared Brazil’s accession to the International Energy Agency to be in the interest of the National Energy Policy.

In July 2025, Brazil hosted the 17th BRICS Summit in Rio de Janeiro. In their Final Declaration issued on July 6, the group reaffirmed its commitment to the Paris Agreement and COP30. The countries also advocated for peace in response to global conflicts and wars, and emphasized the need to deepen economic cooperation among BRIC members, unite in the face of the climate crisis, and promote human, social and cultural development.

Employment and Labor

Employment Levels

From May 1, 2025 through May 31, 2025, formal employment increased by 0.31%, with the net creation of 148,992 jobs in the period, compared to an increase of 0.28% from May 1, 2024 through May 31, 2024, when 131,811 jobs were created.

From June 1, 2025 through June 30, 2025, formal employment increased by 0.35%, with the net creation of 166,621 jobs in the period, compared to an increase of 0.44% from June 1, 2024 through June 30, 2024, when 206,310 jobs were created.

During the first quarter of 2025, the unemployment rate was 7.0%, a decrease of 0.9 percentage point compared to the first quarter of 2024. During the second quarter of 2025, the unemployment rate fell to 5.8%, a decrease of 1.1 percentage point compared to the second quarter of 2024, and a decrease of 1.2 percentage point compared to the first quarter of 2025. The numbers for the first and the second quarters of 2025 represent the lowest unemployment rates for the respective periods since 2012.

Wages

On April 15, 2024, the Federal Government submitted the 2025 Budgetary Guidelines Bill (Lei de Diretrizes Orçamentárias or LDO, for its acronym in Portuguese) to the National Congress, forecasting a 6.37% increase in the monthly minimum wage from R$1,412 to R$1,502. The estimate was revised to R$1,509 – an increase of 6.87% – in the 2025 Annual Budget Bill (Lei Orçamentária Annual or LOA, for its acronym in Portuguese) submitted to the National Congress on August 30, 2024. Finally, on December 30, 2024, President Lula signed a decree establishing the minimum wage at R$1,518, a 7.5% increase over the 2024 level.

This adjustment aligns with the new rule established by Law No. 15,077/2024, which formalized a minimum wage indexation formula based on the sum of the previous year’s inflation, measured by the National Consumer Price Index (Índice Nacional de Preços ao Consumidor or INPC, for its acronym in Portuguese) and the real GDP growth rate from the prior two years. However, the law introduced a cap on real increases, limiting them to a maximum of 2.5% above inflation between 2025 and 2030, in accordance with the fiscal framework.

On April 15, 2025, the Federal Government submitted the 2026 Budgetary Guidelines Bill to the National Congress, forecasting an estimated monthly minimum wage of R$1,630 for 2026. Such forecast considered an inflation of 4.76% for 2025, measured in accordance with the INPC, and a 2.5% increase in real terms compared to the monthly minimum wage in effect in 2025.

Social Security

On April 23, 2025, the Federal Police and the General Comptroller Office (Controladoria-Geral da União or CGU, for its acronym in Portuguese) launched operation “No Discount,” to dismantle a nationwide scheme involving unauthorized deductions from the retirement and pension benefits of National Social Security Institute (Instituto Nacional do Seguro Social or INSS, for its acronym in Portuguese) beneficiaries. Investigations revealed that between 2019 and 2024, approximately R$6.3 billion was illicitly deducted from over six million retirees and pensioners through fraudulent agreements between class entities, such as associations and unions, and the INSS. The operation to uncover the fraudulent scheme involved the execution of 211 search and seizure warrants and six temporary arrest warrants across fourteen states and the Federal District. Seized assets were valued at over R$1 billion. Six public servants, including the then-president of the INSS, were removed from their positions.

In response, the Federal Government suspended all Technical Cooperation Agreements (Acordos de Cooperação Técnica or ACTs, for its acronym in Portuguese) between the INSS and the implicated entities. Additionally, the Attorney General’s Office (Advocacia Geral da União or AGU, for its acronym in Portuguese) has initiated proceedings to recover approximately R$2.56 billion from the involved entities. The government has assured that all affected individuals will be fully reimbursed by December 31, 2025.

On July 17, 2025, the Federal Government issued Provisional Measure No. 1,306/2025, opening an extraordinary credit line of R$3.3 billion in the Federal Government’s budget to compensate retirees and pensioners who were affected by fraudulent deductions in their INSS benefits.

On August 20, 2025, the National Congress opened a parliamentary probe (Comissão Parlamentar Mista de Inquérito or CPMI, for its acronym in Portuguese) to investigate the fraudulent deductions involving INSS benefits.

As of August 11, 2025, around 1.6 million retirees and pensioners have been reimbursed, in an aggregate amount of R$1.084 billion.

As of July 31, 2025, the total monthly benefits paid by the Brazilian Social Security System over the preceding 12-month period increased by 1.0% compared to the immediately prior 12-month period (in real terms). The benefits paid by the Brazilian Social Security System in the one-month period ended July 31, 2025 increased by 26.8% when compared to the one-month period ended July 31, 2024 (in real terms).

Environment

On February 22, 2022, the Lower House approved the Constitutional Amendment Bill No. 39/2011, which aims to transfer ownership of marine lands (terrenos de marinha), meaning lands bordering rivers and the sea, from the Federal Government to its occupants. The transfer would be free of charge if the land is occupied by states and municipalities, and subject to payment if occupied by private businesses or individuals.

After 11 years in the Lower House, the proposal was sent to the Senate, where it was renumbered as Constitutional Amendment Bill No. 3/2022. On May 27, 2024, the Senate’s Constitution, Justice and Citizenship Committee resumed discussions on the matter. However, on December 4, 2024, following a request for further review, the Committee postponed the vote, with no new date scheduled for its resumption. As of August 2025, the Committee has not yet scheduled a date to vote on the bill.

On May 30, 2023, the Lower House approved Bill No. 490/2007, later enacted as Law No. 14,701/2023. This law introduced the “marco temporal” (time frame) principle, limiting the recognition of indigenous lands to those territories proven to have been occupied by indigenous peoples as of October 5, 1988. On September 21, 2023, the STF ruled that the “marco temporal” principle is unconstitutional. However, on September 27, 2023, the bill was approved by the Senate and on October 23, 2023, President Lula vetoed it almost entirely, including the “marco temporal” provision. On December 14, 2023, the National Congress overrode the presidential veto on this matter. There are five appeals against Law No. 14,701/2023 awaiting judgment by the STF. On August 5, 2024, the STF began conciliation hearings on these appeals jointly with a special committee formed by representatives of the federal, state and municipal governments, the National Congress, civil society and indigenous populations. These developments underscore the ongoing legal and societal debates surrounding the “marco temporal” and the demarcation of indigenous lands in Brazil.

On June 23, 2025, the STF held the last meeting of the special conciliation committee convened on the “marco temporal” for demarcating indigenous lands. After nine months of work, a draft was prepared with suggestions for a preliminary bill that will be sent to the National Congress to amend Law No. 14,701/2023. No changes were proposed on the “marco temporal” principle because the committee could not reach a consensus in this respect.

On September 19, 2024, the National Operator of the Electrical System (Operador Nacional do Sistema Elétrico or ONS, for its acronym in Portuguese) recommended the reintroduction of daylight saving time in Brazil due to historically low national rainfall levels, which triggered a drought affecting hydroelectric power generation. As a result, the country had to rely more heavily on costlier thermoelectric plants and energy imports, raising electricity costs. The Federal Government decided not to reinstate daylight saving time in 2024. On October 16, 2024, Minister of Mines and Energy Alexandre Silveira stated that the government did not anticipate any energy supply risks that would justify the measure. He added that the possibility of resuming daylight saving time would be reassessed after the Southern Hemisphere summer. As of August 2025, there have been no updates on this matter.

In May 2023, Brazil’s environmental agency, the Institute of the Environment and Renewable National Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis or Ibama, for its acronym in Portuguese), denied Petrobras’ request to drill an exploratory well in the Amazon Mouth Basin, part of the Equatorial Margin, citing technical shortcomings and the absence of a Sedimentary Area Environmental Assessment (Avaliação Ambiental de Área Sedimentar or AAAS, for its acronym in Portuguese). Petrobras appealed the decision, and in February 2025, Ibama’s president requested additional information, despite internal technical recommendations for definitive rejection. On May 19, 2025, Ibama approved Petrobras’ oil spill emergency response plan, authorizing practical response simulations, including wildlife rescue drills. However, Ibama clarified that this approval does not constitute a drilling license, which remains subject to further environmental review. On August 13, 2025, Senate President Davi Alcolumbre and Senator Randolfe Rodrigues announced that Petrobras and Ibama have reached an agreement to conduct a Pre-Operational Assessment (Avaliação Pré-Operacional or APO, for its acronym in Portuguese) in the Amazon Mouth Basin on August 24, 2025. The APO is expected to be concluded within 3 to 4 days.

On June 17, 2025, the National Oil, Gas and Biofuels Agency (Agência Nacional do Petróleo, Gás Natural e Biocombustíveis or ANP, for its acronym in Portuguese) held an auction of drilling exploration areas, in which 34 oil exploration blocks were sold, and 19 of them were in the Equatorial Margin.

On April 28, 2025, the Federal Government announced the launch of the 2nd Eco Invest Auction. The auction aims to mobilize resources to finance projects for the restoration of degraded land and to promote the conversion of those degraded areas into sustainable, productive systems. The second auction of the Eco Invest Brasil Program attracted the participation of 11 financial institutions and represented a demand for R$17.3 billion in catalytic capital, with the potential to unlock R$31.4 billion in total investments – combining public and private resources – for the restoration of degraded areas across the country.

On May 21, 2025, the Senate approved Bill No. 2,159/2021, the General Environmental Licensing Law (Lei Geral de Licenciamento Ambiental or LGLA, for its acronym in Portuguese), standardizing environmental licensing procedures nationwide and simplifying the issuance of licenses for low-impact projects. As the draft approved by the Senate contained certain changes in relation to the draft previously approved by the Lower House, the bill returned to the Lower House, where it was approved on July 17, 2025. President Lula enacted the General Environmental Licensing Law on August 8, 2025, with 63 vetoes.

On August 7, 2025, the Ministry of Environment and Climate Change announced that, from August 2024 to July 2025, the areas under risk of deforestation in the Amazon increased by 4% compared to the previous period, from August 2023 to July 2024. The increase was driven by the fires that occurred in the region in the second half of last year. Nevertheless, the total area under risk of deforestation in the Amazon from August 2024 to July 2025 was the second lowest in the time series maintained by the Federal Government.

Sustainable Taxonomy

In December 2023, during COP28 in Dubai, Brazil’s Ministry of Finance unveiled the Action Plan for the Brazilian Sustainable Taxonomy. The taxonomy introduces a classification system designed to identify economic and financial activities that are environmentally and socially sustainable. It aims to direct both public and private investments toward green and inclusive projects, promote sustainable technological advancements, and ensure transparent reporting on sustainable financial flows. The taxonomy encompasses 11 climate, environmental, and social objectives, covering sectors such as agriculture, extractive industries, manufacturing, energy, water and sanitation, construction, transportation, and select social services. Notably, it emphasizes Brazil’s unique environmental and social challenges while aligning with international standards to facilitate global interoperability.

From November 2024 to March 2025, the draft technical framework of the Brazilian Sustainable Taxonomy underwent public consultation. The inputs received were reviewed by the sectoral and thematic Working Groups and the Advisory Committee. Final approval and publication of the Technical Framework is still pending.

THE BRAZILIAN ECONOMY

Economy in 2024

Growth Acceleration Program

According to the 2025 Annual Budget Law, the new growth acceleration program (Novo Programa de Aceleração do Crescimento or PAC, for its acronym in Portuguese) is expected to receive R$57.6 billion from the Federal Government in 2025.

Industrial Policy Plan – Nova Indústria Brasil

On January 22, 2024, the Federal Government launched the Nova Indústria Brasil program, aiming to boost national industry through 2033. The program uses traditional public policy instruments such as subsidies, loans with reduced interest rates, and increased federal investments. The program also uses tax incentives and special funds to stimulate certain sectors of the economy. The program has six goals, or missions, related to expanding autonomy, ecological transition, and modernizing Brazil’s industrial sector. Among the sectors that will receive assistance are agribusiness, healthcare, urban infrastructure, information technology, bioeconomy, and defense. Most of the resources come from financing provided by the National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social or BNDES, for its acronym in Portuguese), the Financing Agency for Studies and Projects (Financiadora de Estudos e Projetos or Finep, for its acronym in Portuguese), and the Brazilian Industrial Research and Innovation Company (Empresa Brasileira de Pesquisa e Inovação Industrial or Embrapii, for its acronym in Portuguese).

On February 12, 2025, during an event celebrating one year of the Nova Indústria Brasil program, the Federal Government announced that the sixth program mission would focus on strategic technologies for national sovereignty and defense.

On May 26, 2025, BNDES President Aloizio Mercadante announced an increase in funding for the Nova Indústria Brasil program from the initially planned R$259 billion to R$300 billion. From January 2023 through June 2025, the bank has already approved financings in the aggregate amount of R$220 billion – approximately 73.3% of the new target set through 2026.

On August 25, 2025, President Lula announced that BNDES and Finep will increase funding available to support the dissemination of Industry 4.0 machinery and equipment across the Brazilian economy. The total amount available for the Industry 4.0 credit line in 2025 is R$12 billion.

Gross Domestic Product

In 2024, Brazil’s GDP grew by 3.4% compared to 2023. GDP per capita in 2024 grew by 3.0% compared to 2023. In 2024, industry expanded by 3.3% and services by 3.7%, while agriculture contracted by 3.2%.

In the first quarter of 2025, GDP increased by 1.4% compared to the previous quarter. This result was mainly driven by agriculture (12.2%). The services sector also contributed to this increase (growing by 0.3%) while industry showed no significant change (-0.1%). In the first quarter of 2025, GDP grew by 2.9% reflecting increases of 10.2% in agricultural output, 2.4% in industry, and 2.1% in services compared to the first quarter of 2024. On a 12-month accumulated basis ending March 31, 2025, GDP grew by 3.5%. This rate reflected increases of 3.2% in value added at basic prices and 5.2% in net taxes on production. The increase in value added occurred due to the following sectoral growth rates: agriculture (1.8%), industry (3.1%), and services (3.3%).

On August 18, 2025, the Central Bank published its Economic Activity Index (Índice de Atividade Econômica do Banco Central or IBC-Br, for its acronym in Portuguese), which registered a 0.3% growth in the second quarter of 2025. The IBC-Br is generally considered a preview of the GDP.

Principal Sectors of the Economy

Public Utilities

In December 2024, the National Electric Energy Agency (Agência Nacional de Energia Elétrica or ANEEL, for its acronym in Portuguese) activated the green flag tariff, meaning that no additional charges were imposed on electricity bills, due to the persistent favorable conditions for energy generation across the country with the start of the rainy season, which persisted until May 2025. In May 2025, the yellow tariff flag was activated, meaning additional charges are imposed on electricity bills, due to reduced rainfall associated with the transition from the wet to the dry season. In June and July 2025, the level one red tariff flag was activated, meaning a further additional charge of R$4.46 per 100 kWh consumed. On August, 2025, the level two red tariff flag was activated, due to the continued below-average rainfall, resulting in an additional charge of R$7.87 per 100 kWh consumed.

For more information on the flag tariffs, see “The Brazilian Economy—Principal Sectors of the Economy” in Exhibit D to the 2023 Annual Report.

FINANCIAL SYSTEM

Monetary Policy and Money Supply

Selic

On December 11, 2024, the Central Bank Monetary Policy Committee (Comitê de Política Monetária or COPOM, for its acronym in Portuguese) increased the Selic interest rate to 12.25% per annum. On January 29, 2025, the COPOM increased the Selic interest rate to 13.25% per annum. On March 19, 2025, the COPOM increased the Selic interest rate to 14.25% per annum and on May 7, 2025 to 14.75% per annum. On June 18, 2025, the COPOM increased the Selic interest rate to 15.00% per annum, and on July 30, 2025, it maintained the Selic interest rate at the same level.

Inflation

In July 2025, domestic inflation (measured by the IPCA) increased slightly to 0.26%, 0.02 percentage point above the inflation rate for June 2025 (0.24%). With respect to the 12-month period ending July 2025, the inflation index decreased to 5.23%, compared to 5.35% for the 12-month period ending June 2025.

COPOM publishes a few inflation projections based on different hypothetical scenarios in the COPOM Statements. In the July 2025 statement, the reference scenario, which assumes the Selic rate of the Focus survey (a survey of market expectations for economic indicators carried out by the Central Bank) and an exchange rate starting at R$5.55/US$1.00 and evolving according to the purchasing power parity (PPP), inflation projections stood at 4.9% for 2025 and 3.6% for 2026.

Foreign Exchange Rates

Foreign Exchange Rates

The Brazilian Real-U.S. Dollar exchange rate, as published by the Central Bank, was R$5.4218 to US$1.00 (sell side) on August 26, 2025.

The Brazilian Real-U.S. Dollar exchange rate rose from an average rate of R$4.95/US$1.00 in the fourth quarter of 2023 to an average of R$5.84/US$1.00 in the fourth quarter of 2024, reflecting an 18% change. In December 2023, the average exchange rate was R$4.90/US$1.00, and in December 2024, the average exchange rate was R$6.10/US$1.00, which corresponds to a depreciation of the Real of 19.7% in real terms.

The Brazilian Real-U.S. Dollar exchange rate decreased from a R$6.10/US$1.00 monthly average in December 2024 to a R$5.53/US$1.00 monthly average in July 2025, a 9.3% appreciation of the Real.

Financial Institutions

BNDES

On June 30, 2025, the Central Bank announced that the long-term interest rate (Taxa de Juros de Longo Prazo or TJLP, for its acronym in Portuguese), used for loans granted by BNDES prior to December 31, 2017, would increase to 8.96% per annum for the third quarter of 2025.

For August 2025, the long-term rate (Taxa de Longo Prazo or TLP, for its acronym in Portuguese) applicable for loans granted by BNDES from January 1, 2018 onward, increased to IPCA plus 7.51% per annum.

Banking Supervision

Loan Loss Reserves

As of July 2025, the percentage of 90 days past due to loans in the Brazilian national financial system stood at 3.8%, an increase of 0.2% compared to June 2025. As of July 2025, in the non-earmarked segment, 90 days past due loans reached 5.2% of the portfolio, a 0.2 percentage point increase compared to June 2025. In the non-earmarked corporate segment, 90 days past due loans reached 3.3% in the month. In the non-earmarked household segment, 90 days past due loans reached 6.5% of the portfolio.

BALANCE OF PAYMENTS

As of July 2025, the current account registered a deficit of US$75.3 billion (3.5% of GDP) for the preceding 12-month period. For the same period, (i) the capital account registered a deficit of approximately US$14.2 billion, (ii) the financial account registered a deficit of US$91.4 billion, and (iii) foreign direct investment amounted to US$68.2 billion (3.17% of GDP). As of July 2025, international reserves totaled US$345.1 billion, down from US$363.3 billion as of July 2024.

PUBLIC FINANCE

The following table sets forth revenues and expenditures of the Federal Government from 2021 through 2024 and the budgeted amounts for 2025:

Table No. 1

Primary Balance of the Central Government(1)

(in billions of Reais)

	2021	2022	2023	2024	2025 Budget(5)
1 – Total Revenues	2,351.6	2,579.9	2,509.1	2,736.1	2,924.4
1.1 – RFB Revenues (2)	1,456.9	1,551.5	1,535.3	1,726.9	1,878.6
1.2 – Fiscal Incentives	(0.2)	(0.1)	(0.1)	0.0	(0.0)
1.3 – Social Security Net Revenues	561.3	596.7	631.2	654.2	710.9
1.4 – Non-RFB Revenues	333.6	431.7	342.7	355.1	334.9
2 – Transfers by Sharing Revenue	430.2	509.7	481.8	528.7	578.9

3 – Total Net Revenue	1,921.4	2,070.2	2,027.2	2,207.5	2,345.5
4 – Total Expenditures	1,965.4	2,016.1	2,267.1	2,251.4	2,420.4
4.1 – Social Security Benefits	865.5	887.8	957.5	958.8	1,032.4
4.2 – Personnel and Social Charges	401.0	376.6	387.3	375.0	409.7
4.3 – Other Mandatory Expenditures	373.5	338.6	379.9	366.3	363.2
4.4 – Discretionary expenditures – Executive branch	325.4	413.1	542.4	551.3	210.5
5 – Primary Balance (3)	(44.1)	54.1	(239.9)	(44.0)	(74.9)
6 – Methodological Adjustment	(0.4)	9.2	(34.7)	(0.4)	—
7 – Statistical Discrepancy	(0.5)	0.3	(3.4)	(2.0)	—
8 – Central Government Primary Balance (4)	(45.0)	63.6	(277.9)	(46.4)	(74.9)
9– Nominal Interest	(492.5)	(558.5)	(655.0)	(872.5)	—
10 – Central Government Nominal Balance (4)	(537.6)	(494.9)	(932.9)	(918.9)	—

Note: Numbers may not total due to rounding.

(1)	Consolidated accounts of (i) the National Treasury, (ii) Social Security System and (iii) the Central Bank.
(2)	Brazilian Federal Tax Authority (Receita Federal do Brasil or RFB, for its acronym in Portuguese).
(3)	Calculated using the “above the line” method, with respect to the difference between the revenues and expenditures of the public sector.
(4)

Calculated using the “below the line” financial method, with respect to changes in public sector’s total net debt (domestic or external). Surpluses are represented by positive numbers and deficits are represented by negative numbers.

(5)	Estimates in the July 2025 Assessment of Primary Revenues and Expenditures Report, Annex V.
(6)	Numbers from 2021 to 2024 were escalated according to inflation through December 2024.

Source: Federal Budget Secretariat (Secretaria de Orçamento Federal) and National Treasury.

The table below sets forth the expenditures of the Federal Government by function for 2021 through 2024 and the budgeted amounts for 2025. The figures in the table below are not directly comparable to those set forth in Table No. 1 above, entitled “Primary Balance of the Central Government”, because the expenditures set forth in Table No. 1 were calculated in accordance with the International Monetary Fund (“IMF”) methodology, which does not include, among other things, debt service expenditures and certain financial investments (which, in turn, are accounted for in the numbers set forth in Table No. 2 below).

Table No. 2

Federal Government Expenditures by Function

(in millions of Reais)

	2021	2022	2023	2024	2025 Budget(1)
Legislative	6,428.5	6,633.8	7,365.9	8,179.0	11,757.2
Judiciary	31,549.4	34,872.3	37,498.9	42,933.2	50,134.4
Essential to Justice	6,663.2	7,091.9	7,997.3	8,608.0	10,431.2
Administration	22,503.6	23,632.6	24,683.6	24,607.9	33,854.4
National Defense	78,191.7	81,277.2	82,384.2	87,214.8	95,890.8
Public Security	9,613.5	10,981.9	12,396.6	16,048.9	17,280.7
Foreign Affairs	3,652.3	3,725.9	3,735.1	4,617.6	4,631.0
Social Assistance	161,127.0	196,869.6	265,421.4	283,135.5	282,895.9
Social Security	804,532.0	894,750.2	973,468.9	1,046,816.0	1,086,556.7

Health	161,392.8	136,174.1	160,708.5	194,760.7	234,345.8
Labor	65,833.2	92,364.2	95,331.6	108,934.1	121,919.2
Education	90,093.9	104,466.7	125,343.3	132,550.5	175,414.2
Culture	584.9	591.4	2,287.3	2,017.3	2,904.3
Citizenship Rights	597.6	662.3	792.2	1,231.3	2,916.3
Urban Planning	1,123.5	1,407.0	1,194.4	1,686.2	9,541.9
Housing	2.1	2.6	0.0	13.5	760.7
Sanitation	445.5	316.9	150.0	249.6	1,736.1
Environmental Management	2,894.1	2,851.6	3,826.5	14,151.9	29,131.4
Science and Technology	4,728.7	8,111.6	12,482.2	14,758.9	22,293.9
Agriculture	16,036.7	21,496.4	21,063.5	20,355.5	34,476.2
Agricultural Organization	983.3	1,403.2	2,493.7	2,612.5	4,612.5
Industry	1,471.1	1,560.2	1,838.3	1,928.4	2,436.7
Commerce and Services	1,683.3	1,574.5	2,084.6	3,030.0	6,041.4
Communications	1,961.2	3,023.8	2,371.2	2,266.4	3,429.4
Energy	1,568.1	1,241.1	1,019.4	988.8	1,249.8
Transportation	6,432.2	7,625.9	12,739.4	14,897.7	17,364.3
Sports and Leisure	213.9	293.0	350.7	267.7	2,769.9
Special Charges(2)	1,009,336.7	1,030,754.8	1,091,106.2	1,397,525.9	3,355,578.8
Contingency Reserve(3)	—	—	—	—	100,040.0
Subtotal	2,491,644.2	2,675,756.7	2,952,134.8	3,436,387.6	5,722,394.9
Refinancing Charges	1,399,617.9	1,425,069.6	1,106,064.7	1,273,811.6	—
Total	3,891,262.1	4,100,826.2	4,419,497.6	4,710,199.2	5,722,394.9

Note: Numbers may not total due to rounding.

(1)	Estimates in the 2025 Annual Budget Law.
(2)

Special Charges includes expenses that cannot be associated with goods or services generated in the functioning of the Federal Government, including with respect to debt service, debt refinancing, reimbursements, indemnifications and other similar expenses.

(3)

The Contingency Reserve is outlined in the Annual Budget (Lei Orçamentária Anual) and may be used for additional lines of credit related to contingent liabilities, unexpected fiscal events and other unexpected events or risks.

Source: National Treasury.

2025 Annual Budget

On August 30, 2024, the Federal Government sent the 2025 Annual Budget Bill to the National Congress for consideration. The bill was approved by the National Congress on March 20, 2025, and enacted by President Lula into law on April 10, 2025. The 2025 Annual Budget Law estimates a R$14.5 billion surplus after deductions, complying with the neutral primary balance target set in the 2025 Budgetary Guidelines Law and the spending limits set by the sustainable fiscal framework established by Complementary Law No. 200/2023.

The July 2025 Assessment of Primary Revenues and Expenditures Report for May and June 2025 indicated an increase of R$27.1 billion in the Federal Government’s net primary revenue projection for 2025 compared to the projection assessed for March and April 2025. Primary expenditure estimates also increased by R$5.0 billion for 2025. As a result, the estimated primary result for 2025 increased by R$22.1 billion, representing a margin of R$4.7 billion above the lower limit of the 2025 primary result target.

The table below sets forth the most recent assumptions for the 2025 Annual Budget, estimated in the July 2025 Assessment of Primary Revenues and Expenditures Report. There is no assurance that such assumptions will prevail, and it is likely that outcomes will vary from the assumptions.

Table No. 3

Principal 2025 Budget Assumptions

	As of July 2025
Gross Domestic Product
Nominal GDP (billions of Reais)	R$	12,818.52
Real GDP Growth		2.54%
Inflation
Domestic Inflation (IPCA)		4.94%

Source: Federal Budget Secretariat (Secretaria de Orçamento Federal) and Economic Policy Secretariat (Secretaria de Política Econômica).

2026 Budgetary Guidelines

The 2026 Budgetary Guidelines Bill was sent to the National Congress on April 15, 2025. The bill forecasts a R$16.90 billion deficit (0.12% of GDP) for the central government in 2026, a R$73.41 billion surplus (0.50% of GDP) in 2027, a R$157.25 billion surplus (1.00% of GDP) in 2028, and a R$210.68 billion surplus (1.25% of GDP) in 2029. However, judicial decisions (ADIs No. 7064 and 7047) allow for the deduction from the fiscal target of R$55.09 billion in 2026. Considering this deduction, fiscal results for the central government are expected to present a surplus of R$38.20 billion (0.28% of GDP) in 2026.

The table below sets forth the assumptions that were considered under the 2026 Budgetary Guidelines Bill, estimated when the bill was sent to the National Congress. There is no assurance that such assumptions will prevail, and it is likely that outcomes will vary from the assumptions.

Table No. 4

Principal 2026 Budget Assumptions – 2026 Budgetary Guidelines Bill

	As of April 2025
Gross Domestic Product
Nominal GDP (billions of Reais)	R$	13,705.80
Real GDP Growth		2.50%
Inflation
Domestic Inflation (IPCA)		3.50%

Source: Federal Budget Secretariat (Secretaria de Orçamento Federal) and Economic Policy Secretariat (Secretaria de Política Econômica).

The president of the Joint Budget Committee (Comissão Mista de Orçamento) in Congress said that the final vote on the 2026 Budgetary Guidelines Bill is scheduled for early September.

2026 Annual Budget

On August 29, 2025, the Federal Government sent the 2026 Annual Budget Bill to the National Congress for consideration. The proposal projects a primary result target of 0.25% of GDP (R$34.3 billion), in line with the sustainable fiscal framework. The bill projects a monthly minimum wage of R$1,631, a nominal increase of 7.45% over the 2025 monthly minimum wage.

The table below sets forth the assumptions that were considered under the 2026 Annual Budget Bill, estimated when the bill was sent to the National Congress. There is no assurance that such assumptions will prevail, and it is likely that outcomes will vary from the assumptions.

Table No. 5

Principal 2026 Budget Assumptions – 2026 Annual Budget Bill

	As of August 2025
Gross Domestic Product
Nominal GDP (billions of Reais)	R$	13,826.29
Real GDP Growth		2.44%
Inflation
Domestic Inflation (IPCA)		3.60%

Source: Federal Budget Secretariat (Secretaria de Orçamento Federal) and Economic Policy Secretariat (Secretaria de Política Econômica).

Fiscal Balance

In July 2025, the consolidated public sector registered a primary deficit of R$66.6 billion, compared to a deficit of R$21.3 billion in July 2024. For the 12-month period ended July 2025, the consolidated public sector registered an accumulated primary deficit of R$27.3 billion (0.22% of GDP), compared to a primary surplus of R$17.9 billion (0.15% of GDP) in the 12-month period ended June 2025. For the 12-month period ended July 2025, the accumulated fiscal (nominal) balance, which includes the primary balance and accrued nominal interest, registered a deficit of R$968.5 billion (7.86% of GDP), compared to a nominal deficit of R$894.4 billion (7.30% of GDP) in the 12-month period ended June 2025.

In July 2025, the Brazilian Social Security System registered a deficit of R$42.68 billion. For the 12-month period ended July 2025, the deficit of the Brazilian Social Security System totaled R$328.58 billion (in real terms). At current market prices, the deficit accumulated in the preceding 12-month period ended July 31, 2025 reached R$323.05 billion.

On May 22, 2025, the Ministry of Finance announced a set of fiscal measures aimed at ensuring compliance with the 2025 primary result target. The measures included a R$10.6 billion spending block (bloqueio de gastos) and a R$20.7 billion expenditure freeze (contingenciamento) to prevent discretionary outlays from exceeding revenue projections. According to the Ministry, the actions were intended to maintain fiscal discipline, and reinforce consistency between fiscal and monetary policy in the context of inflation control and exchange rate stabilization. On the same day, the government announced changes to the rules regarding the Financial Transactions Tax (Imposto sobre Operações de Crédito, Câmbio e Seguro ou relativas a Títulos ou Valores Mobiliários or IOF, for its acronym in Portuguese). Key changes included the introduction of a 5% IOF rate on monthly contributions exceeding R$50,000 to life insurance plans with survival coverage (such as VGBL), while maintaining the exemption for contributions below that threshold. The IOF framework for certain foreign exchange operations was also revised to address distortions and enhance tax neutrality across similar operations. Most of the changes took effect on May 23, 2025, with specific provisions – such as the IOF on reverse factoring (risco sacado) – coming into force on June 1, 2025.

In response to market feedback, the Ministry of Finance announced on May 23, 2025 that the zero IOF rate for investments in foreign countries made by Brazilian investment funds would be reinstated. This revision was intended to avoid creating unintended barriers to investments in foreign countries.

On June 11, 2025, the Federal Government published a set of fiscal measures related to the IOF, through Decree No. 12,499/2025 and Provisional Measure No. 1,303/2025. The focus is on correcting distortions, building tax equality and maintaining Brazil’s fiscal balance. The provisional measure is currently being discussed in in a special committee in the National Congress.

Golden Rule

Based on the most recent Assessment of Primary Revenues and Expenditures Report, published on July 23, 2025, a shortfall under the Golden Rule is expected for 2025, in the aggregate amount of R$3.0 billion. The materialization of this scenario by the end of the fiscal year depends on the approval of supplementary credit by an absolute majority in Congress. The scenario may change depending on the financial execution performance and/or the availability of other sources of funding for debt payment.

See “Public Debt—Golden Rule” in Exhibit D to the 2023 Annual Report for more information about the Golden Rule.

PUBLIC DEBT

Public Debt Indicators

Public Sector Net Debt

As of July 2025, Public Sector Net Debt was R$7,851.12 billion (63.7% of GDP) compared to R$7,702.23 billion (62.9% of GDP) as of June 2025.

General Government Gross Debt

As of July 2025, General Government Gross Debt was R$9,555.16 billion (77.6% of GDP) compared to R$9,388.79 billion (76.6% of GDP) as of June 2025.

Federal Public Debt

The following table presents Brazil’s Federal Public Debt profile as of the dates referenced below:

Table No. 6

Federal Public Debt Profile

	As of July 31, 2025			As of June 30, 2025			As of July 31, 2024
			%			%			%
Federal Public Debt (R$ billons)	R$	7,939.0	100.0%	R$	7,883.2	100.0%	R$	7,139.7	100.0%
Domestic	R$	7,631.0	96.1%	R$	7,581.1	96.2%	R$	6,822.0	95.6%
Fixed-rate	R$	1,595.9	20.1%	R$	1,695.1	21.5%	R$	1,518.0	21.3%
Inflation-linked	R$	2,121.4	26.7%	R$	2,085.3	26.5%	R$	2,090.7	29.3%
Selic rate	R$	3,909.8	49.2%	R$	3,796.9	48.2%	R$	3,209.4	45.0%
FX	R$	3.9	0.0%	R$	3.8	0.0%	R$	3.9	0.1%
Other	R$	0.0	0.0%	R$	0.0	0.0%	R$	0.0	0.0%
External	R$	308.1	3.9%	R$	302.1	3.8%	R$	317.6	4.4%
Maturity Profile
Average Maturity (years)		4.2			4.1			4.0
Maturing in 12 months (R$ billions)	R$	1,327.6		R$	1,236.0		R$	1,472.5
Maturing in 12 months (%)		16.7%			15.7%			20.6%

Source: National Treasury.

Regional Public Debt (State and Municipal)

Federal Government Guarantees

The Federal Government guarantees certain loans to Brazilian sub-national governments. These loans are counter-guaranteed by collateral, including permitted transfers and the sub-national government’s revenues. As of June 2025, the Federal Government had paid a total of R$81.38 billion in liabilities incurred by states and municipalities since 2016. The largest payments were attributed to (i) the State of Rio de Janeiro (R$42.77 billion), (ii) the State of Minas Gerais (R$21.63 billion), (iii) the State of Goiás (R$6.21 billion), (iv) the State of Rio Grande do Sul (R$4.63 billion), (v) the State of Maranhão (R$1.51 billion), and (vi) the State of Pernambuco (R$1.44 billion).

Special Recovery Regime

On August 29, 2024, Supreme Federal Court Justice Nunes Marques homologated the agreement for the State of Minas Gerais to enter the Special Recovery Regime (as defined in “Special Recovery Regime” in the “Public Debt” section of the 2023 Annual Report). As of August 22, 2025, the states in the Special Recovery Regime were Goiás, Rio de Janeiro, Rio Grande do Sul, and Minas Gerais. Under the Special Recovery Regime, the Federal Government may pay certain liabilities incurred by the states participating in the Special Recovery Regime without recovering on counter-guarantees granted by such states.

Rating Agencies

On May 30, 2025, Moody’s reaffirmed the Ba1 rating for Brazil’s sovereign long-term debt, but revised the outlook from positive to stable.

On June 5, 2025, the rating agency S&P reaffirmed Brazil’s sovereign long-term debt rating at BB, with a stable outlook.

On June 25, 2025, the rating agency Fitch reaffirmed Brazil’s sovereign long-term debt rating at BB, with a stable outlook.